March 21, 2007

Robert J. Hanks
Chief Executive Officer
Harbor Acquisition Corporation
One Boston Place, Suite 3630
Boston, Massachusetts 02108

RE: Harbor Acquisition Corporation
Preliminary Proxy Statement on Schedule 14A
Amendment 1 Filed February 12, 2006
File No. 001-32688

Dear Mr. Hanks:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that September Morning Investments, LLC was not listed as one of the original purchasers of HAC's common stock as of June 22, 2005, as disclosed on page 49 of the company's Form S-1. Page 142 of the Schedule 14A, however, indicates that September

Morning Investments, LLC was one of "such initial stockholders." It is unclear when and how September Morning Investments, LLC became a security holder. Please identify for us your original warrant holders and each of the initial purchasers of your common stock as of June 22, 2005. In this regard, we note the confirmation in your April 25, 2006 letter that the disclosure "that purchasers of the warrants in the private placement will be limited to officers, directors and initial stockholders is correct in spite of language in the Warrant Placement Agreement that allows for 'nominees' of such persons to purchase such securities."

2. We note the disclosure on page 47 and elsewhere indicating that, during meetings in May and June 2006, Mr. Cady acted as a member of HAC management with no affiliation to Elmet. We also note the Form 8-K filed on August 4, 2006 stating that Mr. Cady was elected to the board of directors, and that he would serve as an independent director. Please revise Q&A nine on page 3, the background discussion beginning on page 45, directors and executive officers beginning on page 132 and elsewhere as appropriate to clarify Mr. Cady's management position beginning at least as early as May 2006. Your revised disclosure should explain on what basis Mr. Cady changed positions from a member of management to that of an outside director. For example, explain and quantify the extent to which Mr. Cady was to be compensated, including compensation for his time and experience evaluating companies like Elmet. In the background discussion section, identify and clarify the dates, parties and substance of conversations regarding Mr. Cady's first activities as a member of management, including when he first contacted or was contacted by Mr. Hanks or other management of HAC about employment with the company.

3. With a view to disclosure, tell us whether HAC's counsel has ever represented Elmet or any of its management or shareholders.

4. We reissue prior comment one. Note that the staff does not view adjournment for the purpose of soliciting additional proxies as a matter "incident to the conduct of the meetings" as described in Rule 14a-4(c)(7).

5. With a view to disclosure, advise us of the source of the goodwill carried on your financial statements and quantify related amounts.

6. We note the requirement identified in Q&A 15 on page 7 and on page 41 that investors seeking to convert must deliver stock certificates to the transfer agent prior to the meeting and vote. With a view to disclosure, tell us the reason for this requirement. In particular, it is unclear why compliance with this procedure is necessary for you to "determine at the

time of the special meeting whether shares … will be converted into a pro rata portion of the trust account if the acquisition is completed." Please provide a detailed analysis of the procedure and why it is necessary to determine the votes and conversion wishes of shareholders. Advise us of the amount of time that would be provided between the mailing of the proxy and the date when the shares must be tendered for conversion rights. We may have further comment.

7. Please revise Q&A 15 on page seven and page 41 to clarify any additional costs associated with tendering the physical shares or "withdrawal of the shares" from investors' accounts

8. We refer you to prior comments five and six. Please revise where appropriate to explain the business purpose for transferring to the rollover stockholders shares held by Mr. Jensen. In addition, it is unclear what factors will be relevant to Mr. Jensen's decision to contribute any such shares.

9. We refer you to comment seven from our letter of January 23, 2007. Please provide the staff with copies of Transactions with Affiliates and Certain Contracts and Arrangements.

10. We note your response to prior comment eight. Please include with the schedules to the proxy a copy of the Bank of America commitment letter, as it appears to be a material arrangement without which HAC would not be able to fund the acquisition.

11. To the extent Bank of America is not contractually obligated to provide funds that appear necessary for the acquisition of Elmet and payment of up to 19.9% share conversions, please revise to address this in the summary and risk factors. It appears that you could not undertake the acquisition, even assuming no conversions, if Bank of America does not provide financing. We may have further comment.

12. We note references to "the three investment funds with which certain of our officers and directors are affiliated" and similar statements. Please revise to identify the "certain of our directors and officers" in Q&A nine on page four, "certain of the Harbor directors and officers" in Q&A 10 on page five, "certain of our directors and officers" on page 17, "certain of our officers and directors or their respective principals" on page 18 and elsewhere.

13. Please revise the cover page to quantify and address within the first three paragraphs the total consideration, including a statement indicating that the Bank of America commitment letter and Houlihan opinion contemplate a total consideration of not more than and up to $150 million, respectively.

14. We note the statement on page 44 that Elmet's board of directors, beginning in October 2005, explored "strategic alternatives to enable Elmet to expand into new markets and provide liquidity for Elmet's stockholders." Please revise page 44 and Q&A nine on page four or a similar Q&A to address these efforts and the restructuring in September 2005. Your revised disclosure should clarify how the September 2005 transaction, which provided liquidity to stockholders through dividends, cash payments and conversions, related to the beginning of efforts to explore strategic transactions and liquidity one month later, in October 2005. It is unclear how the strategic transaction and resulting liquidity in September 2005 did not address the concerns attributed to management in October 2005.

Questions and Answers About the Proposals, page 1

15. We reissue comment 12 from our letter of January 23, 2007. Given Mr. Jensen's significant involvement in the management buyout of Elmet, the 2005 recapitalization, search for strategic alternatives and shareholder liquidity, and his anticipated, continued role as CEO of the combined entity going forward, please provide the requested disclosure.

16. Please revise the references to Elmet being "incorporated in 2003" in Q&A two on page one, page 11 and where appropriate to clarify, in the active voice, that Mr. Hanks led a management buyout division of the Lewiston, Maine operations that was completed in January 2004.

17. We note your response to prior comment 19 from our letter of January 23, 2007. Please revise risk factor two on page 26 to disclose how much of the debt to be repaid with funds in the trust and funds provided by your loan with Bank of America is debt incurred as part of the January 2004 management buyout. In addition, please revise Q&A nine on page four to disclose that funds from public investors would repay debt incurred in the January 2004 management buyout led by Mr. Jensen and the 2005 restructuring, and that such debt was incurred partly by affiliated persons and entities, naming such persons and entities.

18. We note your response to prior comment 20 and the statement regarding no letter of intent or definitive agreement in Q&A four on page two. As stated in your response, please revise the Q&A to also state, if true, that Elmet and HAC are not engaged in any contacts or discussions with respect to any business combination.

19. Please revise Q&A nine on page four, the first bullet point on page 28 and where appropriate to explain how the affiliated persons and entities have approximately 1% interest but potentially 13% interest due to payments for "indirect 'profits' interest." It appears that the affiliated persons and entities control more than 1% of Elmet's equity. Please revise or advise.

20. Please revise Q&A 10 to clearly explain the total value for both the 2004 and 2005 transactions based on the consideration, in quantified terms. Currently it is not clear if the total value in 2004 was $13.5 million, and you do not provide a total figure for the 2005 transaction, which appears to be approximately $25 million.

Summary of the Proxy Statement, page 11
Interests of Our Directors and Officers in the Acquisition, page 17

21. We note the disclosure with respect to "the warrants to purchase our common stock held by our executive officers and directors and their affiliates and associates, with an aggregate market value of $760,000 based on the closing sale price of our warrants on February 8, 2007 (and which, if then exercisable, would have permitted them to purchase an aggregate of 2.0 million Harbor shares then having a market value of $11.0 million for an exercise price of $10.0 million)." Please advise us on what basis you valued such warrants at $760,000 given the market value of the two million shares as of February 8, 2007.

22. We note your response to prior comment 28. Please revise to disclose if Mr. Hanks was aware of HAC's business when he engaged in the transactions to acquire his interests in Elmet. Note that preexisting relationships and discussions among HAC's promoters and others include periods before HAC's formation and before the filing of HAC's Form S-1. We may have further comment.

23. Please revise "Interests of Our Directors and Officers in the Acquisition" beginning on page 17 to address the investments and returns on investments of Messrs. Jensen, Hanks, affiliated officers and directors and the their affiliated entities. Your revised disclosure should quantify the original investments and return on investment based on the terms of the proposed transaction. It appears that, with respect to the three investment funds, their

$3 million investment in 2004 generated dividends and other payments of over $5.5 million in 2005, and the proposed transaction, if approved, would guarantee a cash payment of $7.26 million plus other consideration. These payments and other consideration, mostly guaranteed by the proposed transaction, appear to provide a return on investment of over several hundred percent for the original $3 million investment. Please revise risk factor five and page 66 accordingly.

24. We note your response to prior comments 35 and 66. You state on page nine that approval of the incentive compensation plan is a condition to the closing of the acquisition. Please revise the cover page, page nine and where appropriate to clarify the nature of the condition. Your revised disclosure should clarify that, assuming failure to approve the compensation plan, the acquisition will proceed only if Elmet waives the condition that HAC shareholders approve the compensation plan. Please see prior comment 66.

Selected Historical and Pro Forma Financial Information, page 20

25. We have reviewed your response to our prior comment 29. Even though the non-GAAP measures were used to help determine the acquisition price and will be used to determine whether a contingent payment will be necessary, we believe discussion of these non-GAAP measures should be limited to the "Contingent Payment" and "Unaudited Pro Forma Condensed Consolidated Financial Statements" areas of the document. Please revise accordingly.

Risk Factors, page 26

26. Please revise risk factor one and the reference to the "anticipate[d]" credit agreement to clarify the extent to which the proposed transaction could not occur without the funding provided under the credit agreement.

27. Please revise risk factor 26 on page 36 to quantify the reduced amount of cash available as a result of the expenses that you quantify as of the most recent practicable date. Clarify if the expenses you quantify include amounts that have been deferred by vendors or others associated with your operations and the proposed transaction.

Approval of the Acquisition, page 43

28. We note your response to prior comment 37 and the statement on page 43 that the agreement is the result of arm's-length negotiations. Please revise to clarify this

statement in light of HAC's officers' and directors' direct and indirect Elmet holdings and Mr. Hanks' participation on the board of Elmet until September 29, 2006. Also, with a view to disclosure tell us, and provide an analysis of the controlling law regarding, whether the transaction with Elmet constitutes an affiliated transaction under Delaware law.

Background of the Acquisition, page 43

29. We note the revised disclosure on page 46 regarding comment 39 from our letter of January 23, 2007. Please revise to disclose the dates, individuals involved and substance of the "general discussions regarding strategic alternatives" for Elmet that included members of your management, regardless of the capacity in which they participated. See Item 1005 of Regulation M-A and Item 14(b)(7) of Schedule 14A. Note that discussions prior to HAC's formation and prior to filing of the initial S-1 should be included.

30. We note responses to comments 43 and 44 from our letter of January 23, 2007. We also note the statement on page 46 that "no member of our management participated, directly or indirectly, in discussions relating to a business combination of Elmet with any specific entity during any of these meetings", which occurred "over the last two years." Please revise to address the extent to which, in connection with any of these meetings or otherwise, any of the members of HAC's management or its consultants or its other representatives contacted or were contacted by any member of management, employee, consultant or representative of Bigelow or Elmet.

In addition, revise to address the extent to which Mr. Hanks and any of the "certain members of" your management had discussions among themselves regarding the possibility of a transaction between HAC and Elmet.

31. We note your response to prior comment 45. Please revise the first paragraph on page 45 to disclose the dates, if any, on which other entities were contacted by Elmet, Bigelow or other Elmet representatives prior to the finalization of the confidential memorandum on May 16, 2006. Similarly, please revise the last paragraph on page 47 to disclose the approximate dates on which Bigelow received formal indications of interest from five other potential investors.

32. Please revise page 45 to address the genesis of Bigelow's call to HAC. Please explain whom Bigelow contacted and how Bigelow came to know about HAC and the contact information in order to conduct the call. Your revised disclosure should briefly summarize the substance of the conversation. Please see prior comment 43.

33. Similarly, please revise the second full paragraph on page 47 to identify the representatives and summarize the conversations that led to the recommendation that HAC consider Elmet as a potential target.

34. Please revise the same paragraph to address the substance of the conversations between Mr. Hanks and the individuals he asked to evaluate Elmet as a possible acquisition target. For example, explain what information or advice Mr. Hanks offered regarding Elmet given his position as an investor and member of the board.

35. We note the revised disclosure in the first paragraph on page 45. Please revise the reference to your understanding that "Bigelow worked with Elmet's management to prepare the confidential descriptive memorandum" to disclose whether any member of HAC's management participated in its preparation or in related discussions.

36. Please revise the first full paragraph on page 48 to identify the "lead outside investor" and quantify the equity investment held by funds affiliated with "certain of our directors and officers", as well as the "larger investment in Elmet" held by the lead outside investor.

37. We note your response to prior comment 50 and the addition of a paragraph on page 49. Please revise the preceding paragraph to address the discussions, if any, board members had regarding the interests of Messrs Cady, Carson and Mahoney "in completing an acquisition which may be different from the interests of public stockholders generally." In this regard, please consider adding risk factor disclosure to the extent committee members' interests, which you state may be inconsistent with public stockholders generally, present a material risk in the event the special committee's independence does not meet applicable state-law standards.

38. In this regard, please revise to address Todd Fitzpatrick's participation in the preliminary evaluations beginning in May 2006. We note that, unlike Messrs. Cady, Mahoney and Carson, Mr. Fitzpatrick had some degree of affiliation with Elmet through New England Partners. For example, please explain if the "process [you] would have followed if [your] special committee had been formed earlier" would have included Mr. Fitzpatrick's participation in preliminary evaluations of Elmet.

39. Please revise "Negotiation of Terms of Bid" on page 49 to clarify the significant terms of the negotiations instead of using vague references to "changes to valuation," "further modifications," "certain terms," and "agreed with others." Please see prior comment 47.

40. We note your response to prior comment 52 and the revised disclosure on page 50. Please revise to clarify why Mr. Hanks chose the date of the execution of the purchase agreement as opposed to any other date.

41. We note your response to prior comment 55 and the references on page 44 to Elmet's qualities that formed the basis for management's decision to pursue the proposed transaction. Please revise to disclose the extent to which none of the seven companies on which you conducted more detailed due diligence possessed any of the factors you list. In this regard, we note that any operating company would appear to have "a platform for future operation as part of a public company." Please refer to prior comment 55.

42. Similarly regarding prior comment 55, without further disclosure it is unclear why HAC chose to pursue the Elmet transaction instead of the Kansas City, Missouri entity that three directors of HAC visited and evaluated.

Factors Considered by Our Board of Directors in Approving the Acquisition, page 51

43. We note your response to prior comment 58. Please revise pages 52, 102 and where appropriate to quantify the approximate amount, if 10 percent or more, of your consolidated revenues attributable to any of the top five end products in which Elmet's components are used.

44. We note your response to prior comment 59. Currently you quantify a $1 million decrease in one customer's orders and state that another customer ceased purchasing from you, which appears to have contributed to a decrease of over $3 million in Elmet's revenues for the nine-month period. Please quantify the loss of revenues from the other customer and revise to explain how a delay in recognizing revenue for new products contributed to the decrease compared to the prior nine-month period.

45. We note the response to prior comment 60 and the revised disclosure on page 53. It is unclear how the "digital video displays, medical imaging, alternative energy and lighting" products are "new products and technologies." For example, we note from page 104 and elsewhere that Elmet currently manufactures flat panel displays, medical imaging products and lighting products, some of which may include uses in light bulbs that are more cost efficient toward alternative energies. Please revise to further clarify and explain your belief that Elmet has an attractive pipeline of new products in development. In this regard, we note the statement on page 11 that your products are

"custom manufactured based on customer specifications." Your revised disclosure should explain the extent to which management's belief regarding an attractive pipeline of new products relates solely to changes in products pursuant to Elmet's usual course of custom manufacturing products according to varying customer specifications. Currently the nature and scope of the new product pipeline is unclear. For example, it is unclear if Elmet's new product pipeline is based on new patented technologies or resources other than molybdenum and tungsten.

46. We reissue prior comment 63. Your revised disclosure should quantify the total values from the 2004 buyout and 2005 recapitalization, and explain how management viewed those values compared to the up to $150 million of consideration for the proposed transaction. Note that any beliefs regarding the weight to be given to the 2004 and 2005 values may be included in such disclosure. For example, if you believe that changes in Elmet's revenues or other factors since 2004 are relevant to the analysis, please address those beliefs accordingly.

Fairness Opinion, page 60

47. Please include in the fairness opinion provided as a schedule to the proxy the underlying analyses conducted by Houlihan. We note that assumptions and comparisons underlying each of Houlihan's income and market approach analyses are not included in the opinion. As such it is unclear what factors Houlihan assumed or relied upon when arriving at a range of enterprise values. Please revise the corresponding disclosure accordingly.

48. Please refer to the second sentence of prior comment 65. You state on the cover page and repeat elsewhere that the board of directors "received a written opinion." This limitation appears to limit reliance by investors on the opinion. We view the limitation as inappropriate in light of your related disclosure. Please either delete the limitation or disclose the basis for the advisor's belief that shareholders cannot rely on the opinion to support any claims against it arising under applicable state law. We may have further comment.

49. Please disclose that Houlihan Smith and Company has reviewed and consented to the use of its opinion in the proxy statement.

50. We note your response to prior comment 68 and the statements that Houlihan was aware of the January 2004 buyout price but that Houlihan did not assign any significant weight to such price. Revise to disclose whether or not Houlihan considered the January 2004 and September 2005 transaction values in their analyses, regardless of the amount of

weight Houlihan may have assigned to such values compared to the other analyses supporting the opinion. Your revised disclosure of Houlihan's analysis with respect to the 2004 and 2005 transactions should quantify such values.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 84
Note 3 – Pro Forma Adjustments, page 91

51. We note your response to our prior comment 71 detailing how you determined the fair market values of inventory and property plant and equipment. We note various assumptions were utilized in your assessments. Please explain to us why you believe your assumptions are reasonable.

52. We note your response to our prior comments 71 and 72. Please revise to include disclosure in the notes to the pro forma financial statements stating the purchase price allocation is preliminary, including the valuation of your assets and liabilities and the identification and valuation of intangible assets. Detail the remaining steps that are required to finalize the allocation and the expected timing. In the meantime, revise to provide a preliminary allocation (e.g. your identification of customer relationships, patent applications, in-process research and development and supply contracts) with proper discussion regarding the preliminary nature of each valuation.

53. We note your response to our prior comment 73. Revise your pro forma footnotes (j and o) to clarify that once Harbor purchases all of Elmet's warrants, they will be canceled.

Information About Elmet Technologies, Inc., page 100

54. We note your response to prior comment 38. Please revise here and on page 51 or 57 to address the "significant margins" and "audited financial statements either from inception or for at least the last three years." Please revise to disclose what consideration management gave to these factors. In this regard, it is unclear whether you believed at the time of the acquisition negotiations that Elmet had "significant margins." And it appears that Elmet did not have audited financial statements at the time you negotiated the terms of the acquisition. Please revise accordingly. Disclose how the 2005 recapitalization related to the search for what you have described to be "strategic alternatives" "to provide liquidity to Elmet's stockholders."

55. We note your response to prior comment 86. Please revise to address Elmet's concentrations identified beginning on page F-17, including the quantification of sales to Philips and its affiliates. Please clarify here and in risk factor 13 that the sales to Philips include sales to affiliates of Philips. Also see prior comment 33.

56. Please revise Elmet's MD&A to address its accumulated deficit.

57. We note your response to prior comment 92 and the revised disclosure on page 116. Please revise to quantify the approximate amount of your revenues attributable to fixed price contracts. Consider revising Risk Factors to address the risk of continued price increases in tungsten, molybdenum and other necessary raw products.

Liquidity and Capital Resources, page 120

58. We reissue comment 96 from our letter of January 23, 2007. We note your response and the amended disclosure on page 120 but it does not appear that you have addressed all elements of the Staff's prior comment. Accordingly, we reissue.

    Please revise to quantify current cash on hand and cash requirements for the next 12 months. Disclose the current payments to be made on all outstanding debt should this transaction not proceed.

MD&A Harbor Acquisition

59. Please revise page 130 to clarify the expenses and available cash. It appears that your expenses will total over $2 million.

60. Please update the status of payments for the bullet-point expenses on page 130 and identify the "affiliate of two of our directors."

Directors and Executive Officers, page 132

61. Please revise to provide disclosure for Mr. Cady or advise.

62. Please fill in blanks such as "to be completed" on page 136.

63. Please revise to provide updated narrative and tabular executive compensation disclosure. See SEC Release No. 8732.

Financial Statements, page F-3
Independent Auditor's Report, page F-2

64. The audit report has been revised to reference the restatement due to the application of SFAS 150 to the 2004 financial statements. However, the dates on the audit report are both prior to the restatement. Please provide an appropriately dated audit report to address this restatement.

Business Description and Acquisition of the Company, page F-7

65. With respect to prior comment 109, we have read your analysis of the tentatively identified intangible assets. We note that you believe that any reallocation of goodwill to intangible assets would result in an immaterial impact to the statement of operations. Please provide us with an analysis that quantifies the amount you would allocate to each asset identified in your response letter to us and the estimated life over which you believe the asset would be amortized. Also provide us with a schedule detailing the impact any amortization of these assets would have on the statement of operations during the periods presented.

66. We note your response to our prior comment 110. In accordance with paragraph 51(c), please revise to state that the acquisition was a management-led buyout and there were no strategic reasons for the acquisition. Also, disclose a description of the factors that contributed to a purchase price that resulted in recognition of goodwill. With respect to paragraph 52(c), you state that goodwill will not be deductible for tax purposes; yet your disclosure states the goodwill is deductible for tax purposes. Please revise accordingly.

Note 11 – Capital Stock and Warrants, page F-15
Acquisition, page F-15

67. We note your response to our prior comment 115 stating the 11,872,000 shares of common stock had no value as the holders of the putable warrants and preferred stock held the value of the company. Please provide us with the guidance in the accounting literature that supports this type of valuation. Also, we reiterate our request for you to tell us how you considered EITF 96-18 and SFAS 123 in determining the value of the common stock.

68. With respect to our prior comment 115 you state you relied on AICPA Technical Practice Aid, Technical Questions and Answers, Section 4110, paragraph .02. This guidance relates to the issuance of common stock for no consideration. However you state the CEO and third parties helped negotiate the management-led buyout with Philips and this was the reason you issued the 11,872,000 shares of common stock to them. Hence it appears the stock was issued for their services and thus the AICPA Technical Practice Aid would not appear to be the proper guidance in determining the classification of the common stock issued. Furthermore, you state the stock was reclassified into retained earnings from the "discount on common stock" and you have not provided us with an explanation for the reclassification. Please advise.

Warrants, page F-17

69. We reiterate our request from our prior comment 121 for you to explain to us why the warrants issued had no change in fair value from December 31, 2005 to October 31, 2006.

Note 16 – Operating Segments and Related Information, page F-20

70. We note your revisions with respect to our prior comment 123. Please continue to amend your disclosures by reporting all significant noncash items by reportable segment as required by paragraph 27j of SFAS 131. This should include the loss on debt extinguishment, change in fair value of common stock warrants and any other noncash items.

Environmental Matters

71. With respect to our prior comment 124, we have read your response stating that Philips is fully responsible for all environmental conditions identified at the time of acquisition. Please tell us if you have any indemnification provisions should Philips default on their obligation. Tell us if you have an estimate of the costs related to the environmental conditions. Tell us the cause of the environmental conditions identified pre-closing and why these conditions are not on-going issues that need to be remediated. Lastly, revise your footnote disclosures to discuss the environmental matters.

Proxy Card

72. We note your response to prior comment two. Please revise the proxy card to clarify that, consistent with your analysis and disclosure on page 42, proxies returned without marks indicating how shares should be voted will be voted for each of the proposals.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       You may contact Babette Cooper at (202) 551-3396 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399, or James Lopez, who supervised the review of your filing, at (202) 551-3536.

       Sincerely,

       John Reynolds
       Assistant Director

cc: John D. Chambliss (by facsimile)
       fax: 617-305-3160